April  , 2008

Distribución y Servicio D&S
Av. del Valle #725, 5° piso
Ciudad Empresarial, Huechuraba
Santiago, Chile
Attention: Alejandro Droste, CFO

Dear Sr. Droste:

We are pleased that Distribución y Servicio D&S (“you,” “your” or the “Company”) has agreed to maintain the appointment of JPMorgan Chase Bank N.A. (“JPMorgan”, the “Depositary”, “we,” “our” or “us”), as the depositary bank for its common share American depositary receipt (“ADR”) program (the “Program”).

This letter agreement (the “Letter Agreement”) (i) sets forth your agreement to maintain our appointment as Depositary under the Deposit Agreement dated as of October 7, 1997, among the Company, the Depositary and all holders from time to time of ADRs issued thereunder, as amended as of December 3, 2004 (as so amended, the “Deposit Agreement”) and the term of such appointment, and (ii) describes certain financial arrangements between the parties relating to our services provided under the Deposit Agreement.

Appointment and Term

You agree to maintain our appointment as depositary under the Deposit Agreement for an initial term of five years from the date hereof (such five year period being the “Initial Term”) and to appoint us as depositary for all restricted and unrestricted depositary receipt programs established by you or otherwise established with respect to each class of security or other security distributed, issued or spun off by you during the Initial Term, such appointment to continue through the end of the Initial Term and any succeeding periods hereunder. After the Initial Term, this Letter Agreement shall be automatically extended for additional one-year terms without further action by either party, unless written notice of either party’s intent to terminate or amend this Letter Agreement has been given to the other party at least 90 days prior to the expiration of the existing term.

FINANCIAL TERMS (the “Financial Terms”)

Routine Services and General Maintenance

Subject to the termination provisions hereof, with respect to each twelve-month period commencing with the date hereof (the date hereof being the “Effective Date”, and each twelve-month period following the Effective Date or an anniversary of the Effective Date, a “Contract Year”), we will waive any servicing fees we would normally charge you for routine corporate actions, such as annual general meetings and dividend distributions and those fees set forth in Section I of Exhibit A. However, you agree to reimburse us for actual out-of pocket expenses as set forth in Section I of Exhibit A.

Non-Routine Services, Non-Routine Events and Broker Reimbursements

You agree, however, to be responsible for paying us reasonable fees and reimbursing us for our out-of-pocket expenses incurred in connection with servicing non-routine corporate actions and providing non-routine services (including, without limitation, those events described in Section II of Exhibit A). We will negotiate in good faith to reach agreement with you prior to providing such non-routine services. Our fees will be based upon the complexity, time commitment and circumstances of the situation as well as the costs and expenses we anticipate incurring in connection therewith.

You agree to reimburse us for any and all amounts we are required by applicable laws, rules or regulations to reimburse banks, brokers and dealers for distributing information provided by you (e.g., annual reports) to its customers (“Broker Reimbursements”). We will invoice you for Broker Reimbursements at our cost without any mark-up or premium.

Subject to your right to reimbursement for Reimbursable Expenses (as described below), you agree to pay us within 30 days of the date of invoices for fees, expenses and Broker Reimbursements.

Ongoing Reimbursements by the Depositary

To contribute to the success of the Program, during each Contract Year hereunder we will reimburse you for up to $225,000 of reasonable expenses related to the ADR Program incurred in connection therewith, including, without limitation, DR related legal fees, investor relations servicing, investor related presentations, Broker Reimbursements, ADR-related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted for trading, accountants’ fees in relation to your Form 20-F filings with the U.S. Securities and Exchange Commission, and other bona fide Program related third party expenses (“Reimbursable Expenses”).

Procedures

Prior to receiving any reimbursements hereunder you agree to provide us with the appropriate U.S. tax documentation (e.g. a Form W-8Ben with a U.S. Internal Revenue Service issued tax identification number set forth thereon and the treaty certification provisions thereof properly completed or such other appropriate form with such identification number and certification provisions properly completed thereon) and a Certificate of Incumbency which should identify all persons who may sign and submit invoices to us for reimbursement on your behalf. We reserve the right to request a renewal of Certificate of Incumbency annually. We will be solely relying upon such tax documentation, in determining whether any U.S. tax withholding is to occur.

To receive a reimbursement hereunder you agree to provide us with itemized invoices (or copies thereof) or other documentation reasonably satisfactory to us, substantiating the Reimbursable Expenses for which you are seeking reimbursement. You should submit this information to us using the form of claim letter which we will provide to you, along with any claims for reimbursement of Reimbursable Expenses, on a timely basis, but in any event within 60 days of the of the Contract Year in which such Reimbursable Expense was incurred by you.

By accepting any reimbursement amounts from us, you agree that you will apply such amounts in compliance with all applicable laws including, but not limited to, the laws of the Republic of Chile and the United States (including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended). Upon our written request, you agree to promptly provide us with proofs of payment and any other requested supporting documentation with respect to reimbursements provided hereunder.

We reserve the right to offset any unpaid invoiced amounts against amounts that would otherwise be available to you for Reimbursable Expenses.

Assumptions

The Financial Terms herein have been based upon the following assumptions:

• the Company’s continued compliance with the provisions of the Deposit Agreement and good standing on the New York Stock Exchange Inc.;
• the number of shares of the Company represented by each American depositary share (“ADS”) not increasing from that set forth in the Deposit Agreement on the date first entered into;
• the total number of ADSs outstanding remaining in excess of fifty percent (50%) of the ADSs outstanding on the date hereof;
• you and your agents not taking any action or actions under the Deposit Agreement which, in our opinion, may result in a reduction in the potential profitability of the Program or the number of ADSs which may thereinafter be issued and/or cancelled; and
• the float of the shares underlying the ADSs not decreasing by fifty percent (50%) or more from the level outstanding on the date hereof.

Should the actual circumstances differ in any way from the above-described assumptions, we may reduce or cease any reimbursements and waivers hereunder, require you to reimburse us for previously covered Reimbursable Expenses, require you to reimburse us for those out of pocket expenses we have incurred in connection with the Program and charge you reasonable fees for providing depositary services. You agree to pay us any amounts owing in connection herewith. We will discuss with you any such proposed changes to the financial provisions of this Letter Agreement.

Rights, Obligations and Termination;

Your right to receive any reimbursements or other contributions hereunder shall cease (i) when you or your counsel first notifies us that you are terminating the Deposit Agreement or our appointment as Depositary thereunder; (ii) when we cease to act as Depositary for the Program for any reason under the Deposit Agreement; (iii) when you become generally unable, or admit in writing your inability, to pay your debts as they come due; or (iv) when any proceeding shall be instituted by or against you seeking liquidation, winding up, reorganization or similar arrangement, or seeking protection or relief under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or you take any action for the purpose of effecting any such proceedings or events.

Notwithstanding the provisions of the Deposit Agreement or any terms hereof to the contrary, you agree that, during the Initial Term and any succeeding periods hereunder, you may not terminate the Program or our appointment as Depositary thereunder unless we have been proven to have acted with gross negligence or wilful misconduct under the Deposit Agreement.

Notwithstanding the provisions of the Deposit Agreement or any terms hereof to the contrary, you agree to pay us an amount equal to any and all fees (including, without limitation, issuance and cancellation fees), costs, liabilities, amounts and expenses incurred and/or borne by us (including, without limitation, legal fees and expenses) or reimbursed by us or on our behalf to you or on your behalf and any prior financial contributions made to you or on your behalf starting as of the date of your acceptance of this Letter Agreement, including, without limitation, amounts provided to cover Reimbursable Expenses, should you merge or enter into a merger, consolidation, scheme of arrangement or similar type of transaction with a third party and/or the securities represented by the ADSs become the subject of a tender or other cash or exchange offer by a third party whereupon, at the conclusion thereof, you are not the surviving entity of such merger, consolidation, scheme of arrangement or similar type of transaction and/or a third party acquires control of more than 50% of the share class underlying the ADSs.

Your obligations hereunder shall not cease until you have satisfied any and all of your obligations to us hereunder and under the Deposit Agreement and any other ancillary agreements we may from time to time enter into.

Governing Law; Waiver of Right to Jury Trial

This Letter Agreement is deemed entered into in New York, New York. The Depositary and the Company each agree to New York law and the exclusive jurisdiction of any of the federal and state courts in New York City in connection with all matters arising hereunder or relating hereto and, to the extent any action is so commenced, each party hereto waives any objection based on venue and/or jurisdiction and WAIVES ANY RIGHT TO TRIAL BY JURY.

Confidentiality; Notices; etc.

The terms of this Letter Agreement are confidential and shall not be disclosed except as expressly required by law or as otherwise agreed by us in writing. This Letter Agreement contains the entire agreement of the parties with respect to its subject matter and supersedes all existing and all other communications (oral, written or in any other form) between the parties hereto concerning this subject matter. This Letter Agreement may not be amended, supplemented or otherwise modified except by a written agreement executed by the parties hereto.

If any court of competent jurisdiction holds any provision of this Letter Agreement invalid or unenforceable, the other provisions of this Letter Agreement will remain in full force and effect. Any provision of this Letter Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

All notices and other communications required or permitted by this Letter Agreement shall be in writing and shall be deemed given to a party when delivered in the manner specified in the Deposit Agreement.

Neither party may assign any of its rights or delegate any of its obligations under this Letter Agreement without the prior written consent of the other, except that we may assign our rights and obligations to any affiliate or related entity which is registered as a transfer agent under Section 17A of the Securities Exchange Act of 1934, as amended.

Agreed and Accepted:

JPMorgan Chase Bank, N.A.

By:	/s/ C. Gallager
Name:	C. Gallager, MD
Title:
Date:	May 14, 2008

Distribución y Servicio D&S

By:	/s/ Miguel Núñez
Name:	Miguel Núñez
Title:
Date:	May 14, 2008

Exhibit A
Description Fees and Waiver of Fees

Section I. Ongoing program maintenance for each Contract Year		Costs/Fees	Company Cost
General services
•	Administration of the Program and operating expenses associated with the DR program.
•	Administration of DR holders’ accounts, including IRS 1099 tax forms and other tax related work, estoppel procedures, name and address changes, and opening and closing of accounts.
•	DR holders will be provided with access to a telephone response center that provides personal attention for:
• Account status and balance information
• Change of address requests
• Stop payments
• Issuing and replacement of outstanding dividend checks
• Response to transfer inquiries
• Consolidation of accounts
• Placement of precautionary stops against stolen certificates
• Replacement of IRS Forms 1099-DIVs/1099-Bs
• Electronic movement of DRS
•	Maintenance of DR register
•	As requested, transfer activity on the account of registered DR holders
•	Custodian reconciliation
	Handling of mail returns and receipt of cable, telex, facsimile, telephone, and other routine communication and delivery methods	$150,000 Waived	No Expense

Distribution of cash/shares
•	Announcement to the NYSE and brokerage community
•	Issuance of checks/DRs (provided legally permissible)
•	Returned checks and Return Post Office (RPO) investigation
•	Replacement checks, if appropriate tax reclamation
•	Handling of converted funds

Tax and regulatory compliance
•
If the Company provides us with written confirmation of the tax treatment of distributions, issuances and other corporate events, we shall prepare and mail the specified IRS 1099 forms for open and closed accounts

•	Maintain, post, and prepare abandoned property reports to include preliminary and final escheatment reports to the State of New York and 13 regional states
•	Prepare, enclose, and mail outstanding check notices and pre-escheatment final notice to shareholders
•	Mail IRS W-9 form to new shareholders without a certified Tax Identification Number (“TIN”)

•	Process certified W9 forms
•	Manage shareholder tax reclaim process
•	Match IRS notice B tape with TEFRA forms (issued and returned)
Custody of underlying shares in local market		Waived	No Expense
Annual meeting services		$15,000 fee waived	Any actual out of pocket expenses
•	Announce annual meeting to the exchanges and the investment community
•	Set the Record Date
•	Prepare record date shareholder list
•	Support proxy process
•	Draft and print proxy cards
•	Provide list of banks, brokers, and nominees for annual meeting
•	Tabulate voting instructions
•	Process and post omnibus proxies
•	Prepare final voted/un-voted list
•
With respect to the annual general meeting, to the extent the Company provides us with sufficient quantities of items, enclose and mail to registered DR Holders a voting instruction card, voting materials, an annual report, notice of meeting, and business reply envelope, as required. Any printing required to enable such mailing shall be for the account of the Company.

Report mailing services
The following mailings will be made to DR Holders on the register of the Depositary, at the Company’s request: one annual report (to be included along with Annual Meeting documents noted above)

IR Advisory Core Services		$50,000 Waived	No Expense
•	Market Updates: Daily Trade Reports, weekly “Monday Update”, and Monthly Board Reports
•	Featured profile on adr.com, including access to Issuer Services, a password secured area allowing issuers to view ADR specific activity (issuances, cancellations, ADSs outstanding, etc.)
•	DR Advisor Quarterly - newsletter providing insight into IR best practices
•	Periodic White Papers - overview of changes to the ADR market landscape and other topics of interest for ADR issuers
•	General IR training
•	Market research and feedback on activity
Total Services Provided for Ongoing Maintenance for Each Contract Year		Minimum $215,000 Waived Per Contract Year

Section II. Non-routine program services, include, without limitation	Costs/Fees	Company Cost
Stock-splits	Determined at time of transaction	Reasonable fees and costs to be determined at time of transaction
DR ratio changes
Rights issues (registered)
Rights issues (unregistered)
Stock distributions
Extraordinary and special meetings of shareholders
Mergers and acquisitions, combinations, spin-offs, schemes of arrangement
Recapitalizations, reorganizations
Consent solicitations
Exchange and/or tender offers
Ownership limitations
Additional mailings
Additional regulatory compliance